                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  January, 2007

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.       Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   NEUROCHEM INC.
January 16, 2007

                                   By:     /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner, Vice President,
                                         General Counsel and Corporate Secretary

                                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
[NEUROCHEM (LOGO)]                                 Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, PhD                                        Tel: (450) 680-4572
Vice President, Corporate Communications                Fax: (450) 680-4501
lhebert@neurochem.com
---------------------


                NEUROCHEM ANNOUNCES APPOINTMENT OF JOHN BERNBACH
                              TO BOARD OF DIRECTORS

LAVAL, QUEBEC, JANUARY 16, 2007 -- Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) announced today the appointment of Mr. John Bernbach to the Company's Board of Directors.

John Bernbach is the president and founder of NTM (Not Traditional Media) Inc., a company that provides advisory services to marketers looking for integrated alternative media solutions to more effectively reach and impact target audiences.

"John is a world leader in advertising and marketing and we are very pleased that he has agreed to join Neurochem's Board of Directors," said Dr. Francesco Bellini, Chairman, President and CEO of Neurochem. "His vast experience and expertise in branding, marketing and advertising strategies will serve Neurochem well as the Company prepares for the potential commercialization of its product candidates."

Prior to founding NTM Inc., John Bernbach was chairman and CEO of The Bernbach Group, an executive management consulting business. From 1995 to 2000, he served as director, and then chairman and CEO of North American Television based in the United States, which was successfully sold to the USA Network in 2001. Of his 28 years in the advertising business, 22 were spent with Doyle Dane Bernbach, which he led into a merger with Needham Harper Worldwide and BBDO, creating the Omnicom Group, one of the largest, most profitable communications groups in the world. He served as President and COO of DDB Needham Worldwide for eight years.

ABOUT NEUROCHEM

Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA(TM) - formerly FIBRILLEX(TM)) is currently being developed for the treatment of Amyloid A (AA) amyloidosis, and is under regulatory review for marketing approval by the U.S. Food and Drug Administration and European Medicines Agency. Tramiprosate (ALZHEMED(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (CEREBRIL(TM)), for the prevention of

Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1-877-680-4500 or visit our Web Site at www.neurochem.com.


CERTAIN STATEMENTS CONTAINED IN THIS NEWS RELEASE, OTHER THAN STATEMENTS OF FACT THAT ARE INDEPENDENTLY VERIFIABLE AT THE DATE HEREOF, MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS, BASED AS THEY ARE ON THE CURRENT EXPECTATIONS OF MANAGEMENT, INHERENTLY INVOLVE NUMEROUS RISKS AND UNCERTAINTIES, KNOWN AND UNKNOWN, MANY OF WHICH ARE BEYOND NEUROCHEM'S CONTROL. SUCH RISKS INCLUDE BUT ARE NOT LIMITED TO: THE IMPACT OF GENERAL ECONOMIC CONDITIONS, GENERAL CONDITIONS IN THE PHARMACEUTICAL INDUSTRY, CHANGES IN THE REGULATORY ENVIRONMENT IN THE JURISDICTIONS IN WHICH NEUROCHEM DOES BUSINESS, STOCK MARKET VOLATILITY, FLUCTUATIONS IN COSTS, AND CHANGES TO THE COMPETITIVE ENVIRONMENT DUE TO CONSOLIDATION, AS WELL AS OTHER RISKS DISCLOSED IN PUBLIC FILINGS OF NEUROCHEM. CONSEQUENTLY, ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY FROM THE ANTICIPATED RESULTS EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. THE READER SHOULD NOT PLACE UNDUE RELIANCE, IF ANY, ON THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS NEWS RELEASE. THESE STATEMENTS SPEAK ONLY AS OF THE DATE MADE AND NEUROCHEM IS UNDER NO OBLIGATION AND DISAVOWS ANY INTENTION TO UPDATE OR REVISE SUCH STATEMENTS AS A RESULT OF ANY EVENT, CIRCUMSTANCES OR OTHERWISE. PLEASE SEE THE ANNUAL INFORMATION FORM FOR FURTHER RISK FACTORS THAT MIGHT AFFECT THE COMPANY AND ITS BUSINESS.